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Bowery Spokane

New American Restaurant

230 W Riverside Avenue
Spokane, WA 99201
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $10,000 invested.
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THE PITCH
Bowery Spokane is seeking investment to finish buildout and open a new restaurant in restored historic location in downtown Spokane.
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Bowery is the culmination of 4 old friends putting their money together and having faith in Todd Andrews to build his dream restaurant in the heart of Spokane

Growing up in Seattle, WA Todd began his career in the kitchen with his first job in high school. Cooking his way through college and receiving his BA in sociology and pre-law he went right back to restaurants upon graduation. Seattle was home base after college, securing his first Sous Chef job at 25 and his first role as Chef at 30. Looking for a new challenge, Todd then made the move to New York City. Over the next 10 years Todd opened restaurants across Brooklyn and has held multiple positions including, General Manager, Managing Partner, and Director of Operations. His consulting company has also found success taking him across the country with stops in Portland, Chicago, and LA.

Why Spokane?

Spokane is experiencing a rapid period of development. Housing demands have skyrocketed in only two short years.

Spokane, Washington, "the next affordable city" saw its home prices rise 60% in the last two years to where the median home value is now $411k. - NY Times

"The population growth we've experienced is largely a reflection of the job growth we've had" - Patrick Jones, executive director of Eastern Washington University's Institute for Public Policy and Economic Analysis.

"Amazon is expected to open its $181 million fulfillment center later this year on the West Plains, bringing more than 1,500 jobs to the area." - The Spokesman Review, Amy Edelen

Suburban areas, and what is quickly becoming the Spokane Metropolitan area, have seen enormous growth. Spokane is becoming a hub for transportation, art and culture, tourism, and dining.

What the city of Spokane has done to anticipate this growth while also expanding the downtown City center has been what has impressed us the most.

Conceptual Menu

Starters:

Grilled Asparagus: sauce gribiche, garlic chips

crab tartine: avocado, meyer lemon oil, chive

tuna crudo: compressed watermelon, lime, micro basil

Farmer's market vegetable: aioli, pistou, warm anchioade

Chilled Corn soup

Corsican style tomato and garlic soup

Tete de Cochon: peach chow chow, frisée

Entres:

Black Bass: artichoke, oil cured olives, pearl onions, lemon

Steak Frites: Maitre d' hotel butter, aioli

Brussels Sprout Gratin: Comte cheese, smoked mushrooms, Bartlett pear cream, breadcrumbs

Parisian Gnocchi: toasted hazelnuts, brown butter, sage

Duck breast: cornichons, sultana, roasted baby carrots, crispy quinoa

Pork Chop: onion soubise, grilled apricot, baby turnips, saba

Grilled Salmon: potato rosti, morels, favas, demi, truffle

DESSERT:

Choux au Craquelin

Pots de Crème

Frasier Cake with Mouselline cream, fresh strawberries

Mille Feuilles: chocolate , fruit curd, raspberry

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PRESS
The Dirt: New restaurant,bar to occupy former Garageland site in downtown Spokane

A new restaurant will be taking over a space formerly occupied by Garageland in downtown Spokane.

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THE TEAM
Todd Andrews
Chef/Onwer
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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Operating Capital $27,975
Mainvest Compensation $2,025
Total $30,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $1,310,400 $1,747,200 $1,869,503 $1,962,978 $2,021,866
Cost of Goods Sold $524,160 $698,880 $747,801 $785,190 $808,745
Gross Profit $786,240 $1,048,320 $1,121,702 $1,177,788 $1,213,121

EXPENSES

Labor $421,499 $532,420 $601,337 $631,403 $650,344

SG&A $81,000 $93,600 $115,559 $121,336 $124,975

Operating Profit $283,741 $422,300 $404,806 $425,049 $437,802

This information is provided by Bowery Spokane. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2022 Balance Sheet

2022 Income Statement

Business Plan.pdf

Investment Round Status

Target Raise $30,000

Maximum Raise $60,000

Amount Invested $0

Investors 0

Investment Round Ends June 16th, 2023

Summary of Terms

Legal Business Name Stick Figure Provisions LLC

Investment Structure Revenue Sharing Note

Early Investor Bonus

Investment multiple for the first $10,000 invested

1.5×

Investment Multiple 1.4×

Business's Revenue Share 0.7%-1.4%

Minimum Investment Amount $100

Repayment Schedule Quarterly

Securitization None

Maturity Date December 31st, 2027

Financial Condition

We are currently right at our projected budget and about a month from opening but due to unforeseen delays and human error we need a little help to get over the finish line

No operating history

Bowery Spokane was established in March 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

Risk Factors

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Bowery Provisions to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Bowery Provisions operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies typically lack these controls, exposing themselves to additional risk.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Bowery Provisions competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Bowery Provisions's core business or the inability to compete successfully against the with other competitors could negatively affect Bowery Provisions's financial performance.

Reliance on Management

As a securities holder, you will not be able to participate in Bowery Provisions's management or vote on and/or influence any managerial decisions regarding Bowery Provisions. Furthermore, if the founders or other key personnel of Bowery Provisions were to leave Bowery Provisions or become unable to work, Bowery Provisions (and your investment) could suffer substantially.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Bowery Provisions and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Bowery Provisions is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

The Company Might Need More Capital

Bowery Provisions might need to raise more capital in the future to fund/expand operations, buy property and equipment, hire new team members, market its services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If Bowery Provisions is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in Economic Conditions Could Hurt Bowery Provisions

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Bowery Provisions's financial performance or ability to continue to operate. In the event Bowery Provisions ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Bowery Provisions nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information

Bowery Provisions will be required to provide some information to investors for at least 12 months following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and Bowery Provisions is allowed to stop providing annual information in certain circumstances.

Uninsured Losses

Although Bowery Provisions will carry some insurance, Bowery Provisions may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Bowery Provisions could incur an uninsured loss that could damage its business.

Changes in Laws

Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could negatively affect Bowery Provisions's financial performance or ability to continue to operate. Specifically, any additional regulation on the industry could significantly negatively affect the business.

Conflict of Interest With Companies and Their Management

In many ways, your interests and the interests of Bowery Provisions's management will coincide: you both want Bowery Provisions to be as successful as possible. However, your interests might be in conflict in other important areas, including these: You might want Bowery Provisions to act conservative to make sure they are best equipped to repay the Note obligations, while Bowery Provisions might prefer to spend aggressively to invest in the business. You would like to keep the compensation of managers low, while managers want to make as much as they can.

Future Investors Might Have Superior Rights

If Bowery Provisions needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

The Company is Not Subject to the Corporate Governance Requirements of the National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with Bowery Provisions or management), which is responsible for monitoring Bowery Provisions's compliance with the law. Bowery Provisions will not be required to implement these and other investor protections.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Bowery Provisions is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Bowery Provisions fails to generate enough revenue, you could lose some or all of your money.

Payments and Return Are Unpredictable

Because your payments are based on the revenue of Bowery Provisions, and the revenue of Bowery Provisions can go up or down (or even disappear altogether) unpredictably, it is impossible to predict how much you will receive and when. And because the payments are unpredictable, so is your ultimate return.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

Subordination

The Notes shall be subordinated to all indebtedness of Bowery Provisions to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

Limitation of Individual Rights in Event of Default

In the event of a default under the Notes, you will not be able to enforce your rights individually (for example, by bringing a lawsuit). Instead, a representative will be appointed according to the procedures set forth in the Note Indenture. It's possible that you will not like the representative, or that the representative will do things you believe are wrong or misguided. If an event of default has occurred and a representative has been appointed, all of the representative's reasonable expenses must be paid before any further payments are made with respect to the Notes.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Bowery Spokane. Mainvest never predicts or projects performance, and has not reviewed or audited this information.
For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website.

This is a preview. It will become public when you start accepting investment.

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